Exhibit 99.5

Travel + Leisure Co. Optimizes Vacation Ownership CX with NICE CXone Mpower

With NICE’s industry-leading platform, Travel + Leisure Co. is modernizing the customer and agent experience for thousands of associates

Hoboken, N.J., December 05, 2024 – NICE (Nasdaq: NICE) today announced that Travel + Leisure Co., a global vacation ownership and membership travel company, has successfully migrated multiple lines of business onto the industry-leading NICE CXone Mpower platform, completing a multi-vendor displacement to set a new company standard for customer experience. Travel + Leisure Co. implemented CXone Mpower to boost the agent experience and unify knowledge siloes  across fourteen lines of business worldwide.

Travel + Leisure Co. has deployed CXone Mpower’s unified, AI hyper platform to design, build and operate workflow, agents and knowledge. With CXone Mpower, Travel + Leisure Co. will be able to manage every customer service workflow across channels. Robust applications with AI-driven tools for real-time agent guidance and coaching empower agents to meet the needs of every consumer by supporting a seamless workflow. The improved omnichannel capabilities will optimize customer experience to exceed member communication expectations with AI purpose-built for CX.

“Our mission is to put the world on vacation, and having a modern communications platform to service our owners and guests is going to help us deliver on that mission,” said Annie Roberts, Senior Vice President of Owner Services and Club Management at Travel + Leisure Co. “The last few years have seen a dramatic shift in technology and how people work. In order to serve our customers and empower our associates, we needed a powerful and flexible technology platform that seamlessly allows people to access and share information wherever and whenever they need it.”

 “Travel + Leisure Co. is setting a new standard in how vacation ownership and membership experiences are delivered,” said Barry Cooper, President, CX Division, NICE. “By adopting CXone Mpower, they’re giving their employees the tools to provide faster, more personalized service that matches the quality and flexibility their customers expect. With NICE, Travel + Leisure Co. can ensure that every interaction reflects their mission to put the world on vacation.”

About Travel + Leisure Co.
Travel + Leisure Co. is the world’s leading vacation ownership and membership travel company, providing more than six million vacations to consumers across its resort, travel club, and lifestyle portfolio. The company’s Vacation Ownership business line assists in cost-effectively servicing over 800,000 vacation owners by putting more of them on vacations and utilizing new technology to improve the overall customer experience. www.travelandleisureco.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.